UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                             FORM 144

                               NOTICE OF PROPOSED SALE OF SECURITIES
                       PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


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 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or CUSIP NUMBER executing a sale directly with a market maker.

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1(a) NAME OF ISSUER (Please type or print)                     (b)  IRS IDENT. NO.         (c) S.E.C. FILE NO.
Factset Research Systems Inc.                                       13-3362547                 001-11869

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1(d) ADDRESS OF ISSUER     STREET        CITY               STATE              ZIP CODE
                                                                                                (e) TELEPHONE NO.
601 Merritt 7                            Norwalk,           CT                 06851
                                                                                                AREA CODE      NUMBER
                                                                                                  (203)       863-1500
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 2(a) NAME OF PERSON FOR   (b) IRS IDENT.      (c) RELATIONSHIP         (d)   ADDRESS      STREET     CITY      STATE     ZIP CODE
      WHOSE ACCOUNT             NO.                TO ISSUER
      THE SECURITIES ARE
      TO BE SOLD

 Estate of Howard E. Wille (1)     N/A           10% Stockholder            c/o Brian C. Wille,      New York    NY       10128
                                                                                Executor
                                                                            1088 Park Avenue
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                  INSTRUCTION: The person filing this notice should contact the issuer to obtain the
                                   I.R.S. Identification Number and the S.E.C. File Number.
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3 (a)              (b)

                                                                          SEC USE ONLY       (c)           (d)
                                                                          --------------
                                                                                           Number of
                                                                                            Shares
                                                                                           or Other       Aggregate
                                                                                             Units          Market
Title of the Class   Name and Address of Each Broker Through Whom the                     To Be Sold        Value
  of Securities      Securities are to be Offered or Each Market Maker    Broker-Dealer   (See instr.    (See instr.
    To Be Sold                who is Acquiring the Securities              File Number       3(c))          3(d))
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                    Morgan Stanley
      Common       1585 Broadway
      Stock        New York, NY 10036                                                    1,800,000     $64,080,000 (2)
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    (e)            (f)             (g)

  Number of
    Shares
   or Other      Approximate    Name of Each
    Units       Date of Sale     Securities
 Outstanding     (See instr.      Exchange
 (See instr.        3(f))        (See instr.
    3(e))       (MO. DAY YR.)       3(g))
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                                    NYSE
47,872,882     9/27/2005

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INSTRUCTIONS:
  1. (a) Name of issuer.
     (b) Issuer's I.R.S. Identification Number. (c) Issuer's S.E.C. file number, if any. (d) Issuer's address, including zip code. (e) Issuer's telephone number, including area code.

  2. (a) Name of person for whose account the securities are to be sold.
     (b) Such person's I.R.S. identification number, if such person is an entity.
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing).
     (d) Such person's address, including zip code.

      3. (a) Title of the class of securities to be sold.
         (b) Name and address of each broker through whom the securities are intended to be sold. (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount). (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
         (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
         (f) Approximate date on which the securities are to be sold.
         (g) Name of each securities exchange, if any, on which the securities are intended to be sold.



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a
currently valid OMB control number.                         SEC 1147 (01-04)


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                       TABLE I -- SECURITIES TO BE SOLD
             Furnish the following information with respect to the
         acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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

                                                            Name of Person from
                                                              Whom Acquired           Amount of
   Title of      Date you        Nature of Acquisition     (If gift, also give        Securities     Date of      Nature
  the Class      Acquired             Transaction            date donor acquired)     Acquired       Payment   of Payment
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 Common Stock     Sep. 1978   Property passed to          Howard E. Wille             3,900,555 (3)   N/A      Property passed to
                               the estate                                                                      the estate on death
                               on death of decedent                                                            of Howard E. Wille,
                                                                                                               co-founder of the
                                                                                                               issuer
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    INSTRUCTIONS:        If the securities were purchased and full payment
                         therefor was not made in cash at the time of
                         purchase, explain in the table or in a note thereto
                         the nature of the consideration given. If the
                         consideration consisted of any note or other
                         obligation, or if payment was made in installments
                         describe the arrangement and state when the note or
                         other obligation was discharged in full or the last
                         installment paid.

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                                          TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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                                                                                           Amount of
     Name and Address of Seller          Title of Securities Sold        Date of Sale   Securities Sold   Gross Proceeds
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                                                                                           None
Estate of Howard E. Wille

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      REMARKS:
       (1) This Form 144 is also filed on behalf of the co-executors of the estate, Nancy E. Blair , P.O. Box 1214, Stamford, CT 06904-1214 and Brian C. Wille, 1088 Park Avenue, New York, NY 10128. Neither of Nancy
      E. Blair or Brian C. Wille have sold any securities of Factset within the past 3 months.
       (2) Aggregate Market Value in item 3(d) above is based upon the closing price of $35.60 for Factset common stock as of September 26, 2005.
       (3) 3,900,555 shares of Factset common stock passed directly to the estate on the death of Howard E. Wille. A non-managing interest in Wille Family Investments LLC also passed to the estate. Wille Family Investments LLC holds 1,500,000 shares of Factset comon stock. Brian C. Wille, co-executor of the estate, is the managing member of Wille Family Investments LLC.

                INSTRUCTIONS:                                       ATTENTION:
      See  the   definition   of  "person"           The person for whose account the  securities
      in  paragraph  (a)  of  Rule  144.             to which this notice  relates are to
      Information  is to be given not only           be sold  hereby  represents  by  signing
      as to the person for whose  account            this  notice  that he does  not know any
      the securities are to be sold but also         material adverse  information in regard to the
      as to all other persons  included              current and prospective  operations
      in that  definition.  In  addition,            of the Issuer of the securities to be sold which has
      information  shall  be  given as to            not been publicly disclosed.
      sales by all persons  whose sales are
      required by paragraph  (e) of Rule
      144 to be  aggregated  with sales for the
      account of the person  filing this notice.


                                                      Estate of Howard E. Wille     Nancy E. Blair           Brian C. Wille

        September 27, 2005                            By:/s/ Nancy E. Blair         By: /s/ Nancy E. Blair   By:/s/ Brian C. Wille
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          DATE OF NOTICE                              Nancy E. Blair, Co-Executor   Nancy E. Blair           Brian C. Wille

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     The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
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ATTENTION: Intentional misstatements or omission of facts constitute Federal
Criminal Violations (See 18 U.S.C. 1001)
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                                                              SEC 1147 (01-04)